SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO CREATE OVER 1,000 NEW JOBS IN 2012,
AS FLEET GROWS FROM 270 TO 305 AIRCRAFT

Ryanair, the world's favourite airline, today (17th Jan) confirmed that it will create over 1,000 new jobs in 2012 for pilots, cabin crew, engineers and sales/marketing people, as Ryanair's fleet will grow from 270 to 305 aircraft.

Ryanair is not aware of any other Irish company that will create 1,000 new jobs in 2012.  While many of these jobs will be taken up by Irish people, sadly none will be based in Ireland, where a combination of high charges at the Government owned airports, and the Gov's €3 travel tax, means that seat capacity and traffic at the DAA airports will continue to decline, while Ryanair grows rapidly with 5 more bases in Europe, where airports offer considerably lower fees and other EU governments do not tax visitors.  Already in 2012, Ryanair has announced 5 new bases in Billund (Denmark), Wroclaw (Poland), Palma (Spain), Manchester (UK) and Paphos in Cyprus.  Ryanair expects its traffic to grow from 76m passengers in 2011 to 80m in 2012.

All pilots, cabin crew, engineers and sales and marketing professionals interested in applying for a career with Europe's largest and the world's favourite airline, Ryanair, can obtain further information of these 1,000 new job vacancies on Ryanair's website at www.ryanair.com/ie/careers/job.

Ryanair's Stephen McNamara said:

"Ryanair looks forward to another strong year of fleet and traffic growth in 2012 and we are proud to create over 1,000 new jobs in Europe for pilots, cabin crew, engineers and sales and marketing people, as Ryanair's unmatched lowest fares, and no fuel surcharge guarantee continues to make Ryanair one of Ireland's very few, world leading, multinational success stories.

While Ryanair has grown rapidly to become the No.1 airline in Spain, Italy, the UK and many other EU countries, we continue to reduce flights, traffic and job numbers here in Ireland, where the DAA monopoly airports are totally uncompetitive, and even Aer Lingus has described Dublin Airport's fees as "insane". Sadly the new Irish Government continues to follow the failed policy of its predecessor by supporting the DAA monopoly's high and rising airport fees, and the crazy tourist tax which has seen traffic at the three Govt owned DAA airports decline from 30m passengers in 2007, to just 22m in 2011.

Ryanair believes that Ireland can return to strong traffic, tourism and jobs growth, but only when the new Government delivers on its promise to scrap the tourist tax, reduce the DAA's high airport charges to competitive levels, to put Ireland back in the market as a low cost tourist destination, and end the failed policy of protecting the high cost, traffic declining DAA airport monopoly."

For further information please contact:
Stephen McNamara             Joe Carmody
                                                                                        Ryanair Ltd                           Edelman
                                                                                        Tel: +353-1-8121212         Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 17 January 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary